 December 6, 2016

EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pear Tree Funds (File Nos. 333-102055; 811-03790)
Ladies and Gentlemen:
On behalf of Pear Tree Funds (the "Registrant"), please accept for filing Post-Effective Amendment No. 60 to the Registrant's Registration Statement on Form N-1A, which is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act").  The purpose of this amendment is, among other things, to add disclosure relating to a new share class, designated "R6 Shares," which will be offered and sold by each of the separate series of the Registrant.  Included with this filing is a copy of Post-Effective Amendment No. 60, which has been marked to show changes to Post-Effective Amendment No. 59.
Pursuant to Rule 485(b) under the Securities Act, the Registrant expects to file an additional post-effective amendment to its Registration Statement immediately upon effectiveness of Post-Effective Amendment No. 60, which would include interim financial information as required by Rule 3-18(c) of Regulation S-X under the Securities Exchange Act of 1934, as amended.
Please call me if you have any question relating to Post-Effective Amendment No. 60.
Very truly yours,
/s/ John Hunt

John Hunt

Direct line: 617 338-2961
jhunt@sandw.com
JH:hex
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